

July 24, 2015

Carlos Domenech Zornoza
Chief Executive Officer
TerraForm Global, Inc.
600 Clipper Drive
Belmont, CA 94002

    Re: **TerraForm Global, Inc.**
          Pre-Effective Amendment No. 4 to Registration Statement on Form S-1
          Filed July 20, 2015
          File No. 333-203934

Dear Mr. Domenech:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2015 letter.

Dilution, page 100

1. Notwithstanding the narrative disclosure you provide within the first paragraph on page 100, please clearly explain to us, via a schedule that reconciles to your unaudited pro forma financial statements, how you calculated net tangible book value per share as of March 31, 2015 both after giving effect to the Formation Transactions and after giving effect to the Organization Transactions, including the offering and the private placements. In doing so, please also tell us the number of shares used in the calculation before giving effect to the offering shares and clarify how you determined the $514 million net tangible book value used in the pre-offering calculation.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara Ransom

Mara Ransom
Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP